SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          THE FRANCE GROWTH FUND, INC.
                       (Name of Subject Company (Issuer))

                          THE FRANCE GROWTH FUND, INC.
                  (Name of Filing Persons (Offeror and Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    35177K108
                                      CUSIP
                      (CUSIP Number of Class of Securities)

                             Steven M. Cancro, Esq.
                          Vice President and Secretary
                          The France Growth Fund, Inc.
                                666 Third Avenue
                          New York, New York 10017-4011
                                (646) 658 - 3663
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                              Ernest V. Klein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                            -------------------------

                            CALCULATION OF FILING FEE

==============================================================================
Transaction Valuation                               Amount of Filing Fee
-------------------------                           --------------------------
------------------------------------------------------------------------------
$35,069,160(1)                                          7,013.83(2)
==============================================================================

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer, 3,018,000, and (b) the price offered per Share (equal to a price of $11.62 which represents 98% of the net asset value per share of $11.86 on January 26,
     2001).

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|_|      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|      third-party tender offer subject to Rule 14d-1.

         |X|      issuer tender offer subject to Rule 13e-4.

         |_|      going-private transaction subject to Rule 13e-3.

         |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                             INTRODUCTURY STATEMENT

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by The France Growth Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 3,018,000 of the Fund's issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase, dated January 31, 2001, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are attached hereto as Exhibit 12(a)(1)(i) and Exhibit 12(a)(1)(ii), respectively. The information in the Offer to Purchase under the captions "Summary", "Price; Number of Shares", "Purpose of the Offer; Plans or Proposals of the Fund", "Certain Conditions of the Offer", "Procedures for Tendering Shares", "Withdrawal Rights", "Payment for Shares", "Source and Amount of Funds", "Price Range of Shares; Dividends/Distributions", "Interest of Directors, Executive Officers and Certain Related Persons", "Certain Information about the Fund", "Amendments; Extension of Tender Period; Termination", and "Important Information" are incorporated herein by reference as set forth below.

ITEM 1.  SUMMARY TERM SHEET.

         See the section of the Offer to Purchase captioned "Summary".

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) See the section of the Offer to Purchase captioned "Certain Information about the Fund".

(b) See the section of the Offer to Purchase captioned "Price; Number of Shares".

(c) See the section of the Offer to Purchase captioned "Price Range of Shares; Dividends/Distributions".

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         See  the  sections  of  the  Offer  to  Purchase   captioned   "Certain
Information about the Fund" and "Interests of Directors, Executive Officers and Certain Related Persons".

ITEM 4.  TERMS OF THE TRANSACTION.

(a) See the sections of the Offer to Purchase captioned "Certain Conditions of the Offer", "Procedures for Tendering Shares", "Withdrawal Rights", "Payment for Shares", "Amendments; Extension of Tender Period; Termination", "Price; Number of Shares" and "Interest of Directors, Executive Officers and Certain Related Persons".

(b) See the section of the Offer to Purchase captioned "Interest of Directors, Executive Officers and Certain Related Persons".

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         See the section of the Offer to Purchase captioned "Purpose of the Offer; Plans or Proposals of the Fund".

ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

     See the section of the Offer to Purchase captioned "Purpose of the Offer; Plans or Proposals of the Fund".

ITEM 7.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     See the section of the Offer to Purchase captioned "Source and Amount of Funds".



ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     See the section of the Offer to Purchase captioned "Interest of Directors, Executive Officers and Certain Related Persons".

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         See  the  section  of  the  Offer  to  Purchase  captioned   "Important
Information".

ITEM 10. FINANCIAL INFORMATION.

     The Fund's financial statements are incorporated by reference herein from the Semi-Annual Report to Shareholders for the six month period ended June 30, 2000 and from the Annual Report to Shareholders for the year ended December 31, 1999. These Reports were filed electronically on September 5, 2000 (accession no. 0000887812-00-003733) and March 3, 2000 (accession no.
0000889812-00-001078), respectively.

ITEM 11. ADDITIONAL INFORMATION.

     See the section of the Offer to Purchase captioned "Certain Conditions of the Offer".

ITEM 12. EXHIBITS.

(a)(1)(i)         Offer to Purchase, dated January 31, 2001.

(a)(1)(ii)        Form of Letter of Transmittal.

(a)(1)(iii)       Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)        None.

(a)(2)            None.

(a)(3)            Not Applicable.

(a)(4)            Not Applicable.

(a)(5)            None.

(a)(6)            Press release issued on December 18, 2000.

(a)(7)            Press release dated January 31, 2001.

(b)               None.

(d) Memorandum of Understanding between the Fund and Bankgesellschaft Berlin AG dated January 30, 2001.

(g)               None

(h)               None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not Applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              THE FRANCE GROWTH FUND, INC.

                              /s/  Steven M. Cancro
                             ------------------------------
                              Name:  Steven M. Cancro
                              Title:  Vice President and Secretary of the Fund


Dated:  January 31, 2001

                                  EXHIBIT INDEX



EXHIBIT                      DESCRIPTION
-------                      -----------

99.(a)(1)(i)                Offer to Purchase, dated January 31, 2001.

99.(a)(1)(ii)               Form of Letter of Transmittal.

99.(a)(1)(iii)              Form of Notice of Guaranteed Delivery.

99.(a)(1)(iv)               Form of Letter to Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other
                            Nominees.

99.(a)(1)(v)                Form of Letter to Clients of Brokers, Dealers,
                            Commercial Banks, Trust Companies and
                            Other Nominees.

99.(a)(6)                   Press release issued on December 18, 2000.

99.(a)(7)                   Press release dated January 31, 2001.

99.(d) Memorandum of Understanding between the Fund and Bankgesellschaft Berlin AG dated
                            January 30, 2001.